Home61 Inc.
Consolidated Balance Sheet
As of December 31, 2017

	Dec 31, 17
ASSETS	
Current Assets	
Checking/Savings	
Cash in Square 1 Bank	1,500,007.02
Cash in Citibank	838,631.23
Total Checking/Savings	2,338,638.25
Total Current Assets	2,338,638.25
Fixed Assets	
Accumulated Depreciation	-13,430.99
Office Equipment	3,911.32
Office Furniture	5,528.30
Leasehold Improvements	13,293.88
Total Fixed Assets	9,302.51
Other Assets	
Loan Receivable	70,000.00
Security Deposit (FPL)	1,846.21
Security Deposit Office)	17,160.55
Total Other Assets	89,006.76
TOTAL ASSETS	**2,436,947.52**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
American Express	3,899.11
Dell Credit Card	1,048.85
Total Credit Cards	4,947.96
Total Current Liabilities	4,947.96
Total Liabilities	4,947.96
Equity	
Capital Stock	5,299,840.94
Retained Earnings	-1,535,484.99
Treasury Stock	-3,125.00
Net Income	-1,329,231.39
Total Equity	2,431,999.56
TOTAL LIABILITIES & EQUITY	**2,436,947.52**

Certified by:

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Name and Title of Officer

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Signature